Filed pursuant to Rule 424(b)(3)

Registration No. 333-239940

PROSPECTUS SUPPLEMENT NO. 26

(to Prospectus dated July 27, 2020)

Nikola Corporation

Up to 249,843,711 Shares of Common Stock

This prospectus supplement supplements the prospectus dated July 27, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-239940). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our current report on Form 8-K, filed with the Securities and Exchange Commission on May 2, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus or their donees, pledgees, transferees or other successors in interest (the “Selling Securityholders”) of up to 249,843,711 shares of our common stock, $0.0001 par value per share (“Common Stock”), which includes (i) up to 6,640,000 shares held by certain persons and entities (the “Original Holders”) holding shares of Common Stock initially purchased by VectoIQ Holdings, LLC (the “Sponsor”) and Cowen Investments II, LLC (“Cowen Investments” and, together with the Sponsor, the “Founders”) in a private placement in connection with the initial public offering of VectoIQ Acquisition Corp. and (ii) 243,203,711 shares held by certain affiliates of the Company. We are registering the shares for resale pursuant to such stockholders’ registration rights under a Registration Rights and Lock-Up Agreement between us and such stockholders, which in addition to such registration rights, also provides for certain transfer and lock-up restrictions on such shares.

Our Common Stock is listed on the Nasdaq Global Select Market under the symbol “NKLA”. On April 29, 2022, the closing price of our Common Stock was $7.18.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus to read about factors you should consider before buying our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 2, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 30, 2022

Nikola Corporation

(Exact name of registrant as specified in its charter)

Delaware	001-38495	82-4151153
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4141 E Broadway Road Phoenix, AZ	85040
(Address of principal executive offices)	(Zip Code)

(480) 666-1038

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240-13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, $0.0001 par value per share	NKLA	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b–2 of the Securities Exchange Act of 1934 (§240.12b–2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Private Placement of 8.00% / 11.00% Convertible Senior PIK Toggle Notes due 2026

Investment Agreement

On April 30, 2022, Nikola Corporation (the “Company”) entered into an investment agreement (the “Investment Agreement”) with the party listed therein (the “Purchaser”), relating to the sale by the Company to the Purchaser of $200 million aggregate principal amount of the Company’s 8.00% / 11.00% Convertible Senior PIK Toggle Notes due 2026 (the “Notes”). The Notes will initially be guaranteed by Nikola Subsidiary Corporation, a wholly owned subsidiary of the Company (the “Guarantor Subsidiary”) and will be guaranteed by all future subsidiaries other than immaterial subsidiaries. The transactions contemplated by the Investment Agreement (the “Transactions”) are expected to close on June 3, 2022 (the date on which the closing occurs, the “Closing”), subject to satisfaction of the customary closing conditions set forth in the Investment Agreement.

Subject to certain limitations, the Investment Agreement provides the Purchaser with certain registration rights for the shares of the Company’s common stock issuable upon conversion of the Notes. The Investment Agreement requires the Company to prepare and file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable after the issuance of the Notes to register the resale of the shares underlying the Notes. In addition, the Company is also required prepare, file and have declared effective a registration statement with the SEC to register the resale of shares underlying potential capitalized PIK Interest (as defined below) as a condition to the Company’s election to pay PIK Interest.

Indenture and Issuance of Convertible Notes

The Notes will be governed by an indenture (the “Indenture”) among the Company, the Guarantor Subsidiary, as guarantors, and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”). The Notes will be senior, unsecured obligations of the Company and any guarantor, bearing interest at a rate of 8.00% per annum, to the extent paid in cash (“Cash Interest”), and 11.00% per annum, to the extent paid in kind through an increase in the principal amount of the Notes (“PIK Interest”). The Company can elect to make any interest payment through Cash Interest, PIK Interest or any combination thereof. Any PIK Interest will be paid by increasing the principal amount of the affected Notes at the end of the applicable interest period by the amount of such PIK Interest (rounded up to the nearest dollar). Following an increase in the principal amount of any Notes as a result of a PIK Interest payment, such Notes will bear interest on the increased principal amount from and after the date of such PIK Interest payment. Interest on the Notes is payable semi-annually in arrears on May 31 and November 30, commencing on November 30, 2022. It is expected that the Notes will mature on May 31, 2026, unless redeemed, repurchased or converted in accordance with their terms prior to such date.

The Notes will be convertible at an initial conversion rate to be determined prior to Closing, based on an initial conversion price that will be equal to the lower of (x) 130% of the average daily per share volume-weighted average price of the Company’s common stock, $0.0001 par value per share (“Common Stock”), over the averaging period, which will be the seven consecutive trading days starting May 2, 2022, and (y) $9.3340; provided, that the initial conversion price will not be less than $7.8980. The initial conversion rate will be subject to customary anti-dilution and other adjustments. Prior to the close of business on the business day immediately preceding February 28, 2026, such conversion will be subject to the satisfaction of certain conditions set forth below. On or after February 28, 2026, holders of the Notes will have the right to convert all or a portion of their Notes at any time prior to close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, holders of the Notes will receive cash, shares of Common Stock or a combination of cash and shares of Common Stock, at the Company’s election.

Holders of the Notes will have the right to convert all or a portion of their Notes prior to the close of business on the business day immediately preceding February 28, 2026 only under the following circumstances: (i) during any fiscal quarter commencing after the fiscal quarter ending on September 30, 2022 (and only during such fiscal quarter), if the last reported sale price of the Common Stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding fiscal quarter is greater than or equal to 130% of the conversion price for the Notes on each applicable trading day; (ii) during the five business day period after any ten consecutive trading day period in which the trading price per $1,000 principal amount of the Notes for each trading day of that ten consecutive trading day period was less than 98% of the product of the last reported sale price of the Common Stock and the conversion rate of the Notes on each such trading day; (iii) if the Company calls such Notes for redemption, at any time prior to the close of business on the second business day immediately preceding the redemption date; or (iv) upon the occurrence of specified corporate events.

The Company may not redeem the Notes prior to the third anniversary of the date of initial issuance of the Notes. The Company may redeem the Notes in whole or in part, at its option, on or after such date and prior to the 26th scheduled trading day immediately preceding the maturity date, for a cash purchase price equal to the aggregate principal amount of any Notes to be redeemed plus accrued and unpaid interest thereon.

In addition, following certain corporate events that occur prior to the maturity date or following issuance by the Company of a notice of redemption, in each case as provided in the Indenture, in certain circumstances, the Company will increase the conversion rate for a holder who elects to convert its Notes in connection with such a corporate event or who elects to convert any Notes called for redemption during the related redemption period. Additionally, in the event of a fundamental change or a change in control transaction (each such term as defined in the Indenture), holders of the Notes will have the right to require the Company to repurchase all or a portion of their Notes at a price equal to 100% of the capitalized principal amount of Notes, in the case of a fundamental change, or 130% of the capitalized principal amount of Notes, in the case of change in control transactions, in each case plus any accrued and unpaid interest to, but excluding, the repurchase date.

The Indenture will include restrictive covenants that, subject to specified exceptions, limit the ability of the Company and its subsidiaries to incur secured debt in excess of $500.0 million, incur other subsidiary guarantees, and sell equity interests of any subsidiary that guarantees the Notes. The Indenture will include customary terms and covenants, including certain events of default after which the Notes may accelerate the maturity of the Notes and become due and payable immediately. Such events of default include: (i) certain payment defaults on the Notes (which, in the case of a default in the payment of interest on the Notes, will be subject to a 30-day cure period); (ii) the Company’s failure to send certain notices under the Indenture within specified periods of time, if such failure is not cured within five business days; (iii) the Company’s failure to comply with certain covenants in the Indenture relating to the Company’s ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person; (iv) the Company’s failure in its obligation to convert a Note, if such default is not cured within five business days; (v) a default by the Company or any guarantor in their other obligations or agreements under the Indenture or the Notes if such default is not cured or waived within 60 days after notice is given in accordance with the Indenture; (vi) certain defaults by the Company, any “significant subsidiary” of the Company (within the meaning of Regulation S-X), or any guarantor with respect to indebtedness for borrowed money of at least $30,000,000; (vii) certain failures by the Company, any significant subsidiary of the Company or any guarantor with respect to the payment of final judgments of at least $30,000,000; (viii) certain events of bankruptcy, insolvency and reorganization involving the Company, any significant subsidiary of the Company or any guarantor; and (ix) except as permitted under the Indenture, the guarantee (as defined in the Indenture) of any guarantor ceases to be in full force and effect, or such guarantor denies or disaffirms in writing its obligations under the Indenture of its guarantee.

The foregoing summaries of the Indenture, the Notes and the Investment Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of, as applicable, the Investment Agreement and the Indenture (including the form of Note attached thereto), which will be filed with the SEC following and subject to the Closing.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of the Registrant

The information related to the issuance of the Notes contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference.

Item 3.02	Unregistered Sale of Securities

On April 30, 2022, the Company entered into the Investment Agreement, pursuant to which it agreed to sell $200.0 million in aggregate principal amount of the Notes to the Purchaser in a private placement pursuant to an exemption from the registration requirements of the Securities Act of 1933 (the “Securities Act”). The Company is selling the Notes to the Purchaser in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act. The Company is relying on this exemption from registration based in part on representations made by the Purchaser in the Investment Agreement.

The information related to the issuance of the Notes contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference.

Item 8.01.	Other Events.

Press Release

On May 2, 2022, the Company issued a press release announcing the Transactions. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release, dated May 2, 2022.

104	Cover Page Interactive Data File (formatted as Inline XBRL).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NIKOLA CORPORATION

Date: May 2, 2022	By:	/s/ Britton M. Worthen
Britton M. Worthen
Chief Legal Officer

Exhibit 99.1

PRESS RELEASE

May 2, 2022

Nikola Announces $200 Million Convertible Senior Notes Investment

PHOENIX. May 2, 2022 — Nikola Corporation (NASDAQ: NKLA) (“Nikola”, or the “Company”), a global leader in zero-emissions transportation and energy infrastructure solutions, today announced that an institutional investor has agreed to make a $200 million investment in Nikola through the purchase of convertible senior notes.

Funds advised by Antara Capital LP have agreed to purchase $200 million aggregate amount of 8.00% / 11.00% Convertible Senior Notes due 2026 (the “Notes”). The Notes will bear interest at a rate of 8.00% if paid in cash, or at a rate of 11.00% through the issuance of additional Notes, at the Company’s election.

The Notes will be convertible at an initial conversion price to be determined prior to closing. The initial conversion price will represent a 30% premium to the lower of Nikola’s volume-weighted average price over a pre-determined time period between this announcement and closing of the Notes and the closing price of Nikola’s common stock on the last trading day prior to the date of this announcement, but will not be lower than 110% of such closing price. Upon conversion Nikola will have the right to settle the Notes in cash, shares, or any combination thereof at its election. The Notes will mature on May 31, 2026, unless redeemed, repurchased, or converted prior to such date.

“We are very pleased to announce the investment in Nikola convertible senior notes, which is a testimonial to the Company’s recent accomplishments of having achieved both operational and strategic milestones. These include shipment of our initial serial production battery electric (BEV) trucks to dealers for customer delivery and the start of fuel cell electric (FCEV) truck pilot testing with select customers as well as the continued expansion of our strategic partner network,” said Nikola CEO Mark Russell. “We believe that Nikola is at an inflection point as we see our customer momentum accelerating which requires scaling of our operations and investments in the H2 infrastructure build-out. The significant capital investment we have attracted will help fund Nikola’s growth and execution against our stated strategy into 2023.”

Nikola intends to use the net proceeds from the sale of the Notes along with its other liquidity sources for business expansion in the form of scaling truck manufacturing and tooling setup, accelerating the development of its H2 infrastructure, as well as for general corporate purposes.

Nikola CFO Kim Brady commented on the agreement: “Including the $200 million investment we announced today, Nikola would have had a total cash and liquidity position of approximately $1.0 billion as of March 31, 2022, which we intend to deploy to fund our growth plans. The investment is the next step in solidifying our liquidity position at attractive terms. At the same time, we are strengthening our long-term, institutional investor base across the capital structure, which is reflective of Nikola’s evolving maturity and increasing attractiveness to investors.”

Additional information regarding this announcement may be found in a Form 8-K that will be filed with the U.S. Securities and Exchange Commission (the “SEC”).

Citigroup Global Markets Inc. acted as sole financial advisor to Nikola on the transaction, and Pillsbury Winthrop Shaw Pittman LLP served as legal advisor.

Davis Polk & Wardwell LLP served as legal advisor to Citigroup Global Markets Inc.

The Notes and any shares of common stock issuable upon conversion of the Notes have not been registered under the Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements. The investment agreement contemplates that the Notes will be transferrable to qualified institutional buyers pursuant to Rule 144A under the Securities Act. Nikola has agreed to file a registration statement with the SEC as soon as reasonably practicable after the closing, registering the resale of the shares of common stock issuable upon the conversion of the Notes.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities (including the shares of Nikola common stock, if any, into which the Notes are convertible) and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

ABOUT NIKOLA CORPORATION

Nikola Corporation is globally transforming the transportation industry. As a designer and manufacturer of zero-emission battery-electric and hydrogen-electric vehicles, electric vehicle drivetrains, vehicle components, energy storage systems, and hydrogen station infrastructure, Nikola is driven to revolutionize the economic and environmental impact of commerce as we know it today. Founded in 2015, Nikola Corporation is headquartered in Phoenix, Arizona. For more information, visit www.nikolamotor.com or Twitter @nikolamotor.

FORWARD LOOKING STATEMENTS OF NIKOLA CORPORATION

This press release contains certain forward-looking statements within the meaning of federal securities laws with respect to the Company, including statements relating to the closing of the investment, the anticipated use of net proceeds from the investment and any expected benefits to the Company from the application of such proceeds, the Company’s belief that it is at an inflection point and whether the investment will help fund the Company’s growth and execution against its stated strategy into 2023. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to risks related to whether the Company will be able to satisfy the conditions required to close the sale of the Notes; the fact that the Company’s management will have broad discretion in the use of the net proceeds from any sale of the Notes and risks and uncertainties related that use of proceeds; the potential impact of market and other general economic conditions; design and manufacturing changes and delays; general economic, financial, legal, regulatory, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; the outcome of legal, regulatory and judicial proceedings to which the Company is, or may become a party; demand for and customer acceptance of the Company’s trucks; risks associated with development and testing of fuel-cell power modules and hydrogen storage systems; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s future business; the availability of capital; and the factors, risks and uncertainties regarding the Company’s business described in the “Risk Factors” section of the Company’s annual report on Form 10-K for the year ended December 31, 2021 filed with the SEC, as amended, in addition to the Company’s subsequent filings with the SEC. These filings identify and address other important risks and uncertainties that could cause the Company’s actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and, except as required by law, the Company assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

INVESTOR INQUIRIES:

investors@nikolamotor.com